
07066418


MAY 3 1 2007

ARS

**NOTICE OF**

**ANNUAL MEETING**

**OF STOCKHOLDERS**

**TO BE HELD**

**JULY 11, 2007**

**AND PROXY STATEMENT**

# THE BEARD COMPANY

# THE BEARD COMPANY

**Enterprise Plaza, Suite 320**
**5600 North May Avenue**
**Oklahoma City, Oklahoma 73112**

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

**Wednesday, July 11, 2007**

**TO THE STOCKHOLDERS OF THE BEARD COMPANY:**

We will hold our Annual Meeting of Stockholders at the Waterford Marriott Hotel, located at 6300 Waterford Boulevard, Oklahoma City, Oklahoma 73118 on Wednesday, July 11, 2007 at 9:00 a.m. local time. We are holding the meeting for the following purposes:

(1) To elect two members of the Board of Directors for three (3) year terms.

(2) Approval of the adoption of The Beard Company 2005 Deferred Stock Compensation Plan, as amended.

(3) Ratification of the appointment of Cole & Reed, P.C. as our independent auditors for fiscal year 2007.

(4) To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Holders of record of our common and preferred stock at the close of business on May 14, 2007, are entitled to vote at the meeting.

In addition to the proxy statement and proxy card, a copy of our Annual Report on Form 10-K, which is not part of the proxy soliciting material, is enclosed.

It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning a proxy card. You can revoke a proxy at any time prior to its exercise.

By Order of the Board of Directors



Hue Green
*Secretary*

Oklahoma City, Oklahoma
April 30, 2007

**THE BEARD COMPANY**
**Enterprise Plaza, Suite 320**
**5600 North May Avenue**
**Oklahoma City, Oklahoma 73112**

## PROXY STATEMENT

We are providing these proxy materials in connection with the solicitation by the Board of Directors of The Beard Company of proxies to be voted at our Annual Meeting of Stockholders, to be held on Wednesday, July 11, 2007, and at any meeting following postponement or adjournment of the annual meeting. Unless the context requires otherwise, all references to "we" and "us" and "our" refer to The Beard Company.

You are cordially invited to attend the annual meeting which will begin at 9:00 a.m. local time. The meeting will be held at the Waterford Marriott Hotel, 6300 Waterford Boulevard, Oklahoma City, Oklahoma 73118.

We are first mailing this proxy statement, the proxy card and voting instructions on June 5, 2007, to stockholders of record at the close of business on May 14, 2007, the record date for the meeting.

You can revoke your proxy at any time before it is voted at the meeting by timely delivery of a properly executed, later-dated proxy or by voting in person at the meeting. Management urges you, even if you presently plan to attend the meeting in person, to execute the enclosed proxy and mail it as indicated immediately.

All shares entitled to vote and represented by properly completed proxies received prior to the meeting and not revoked will be voted at the meeting in accordance with your instructions. If you return a signed proxy card without indicating how your shares should be voted on a matter and do not revoke your proxy, the shares represented by your proxy will be voted FOR the election of the nominees for Director named below (Proposal No. 1). To the extent contrary specifications are not given, your proxy will be voted FOR the approval of Proposal Nos. 2 and 3 described below.

If any other matters are properly presented at the annual meeting for consideration at the meeting or any postponement or adjournment thereof, the individuals named as proxies will vote the proxies in their discretion in the manner they believe to be in our best interest. At the date this proxy statement went to press we did not know of any other matters that are to be presented at the annual meeting other than the three Proposals set forth below.

The accompanying form of proxy has been prepared at our direction and is sent to you at the request of the Board of Directors. The proxies named herein have been designated by your Board of Directors.

We will pay the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on our behalf in person or by telephone by our directors, officers or employees, who will receive no additional compensation for soliciting. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our stock.

**OUR ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K (THE "FORM 10-K") INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, IS INCLUDED HEREWITH.**

## GOVERNANCE OF THE COMPANY

Pursuant to the Oklahoma General Corporation Law and our by-laws, our business, property and affairs are managed by or under the direction of the Board of Directors. Members of the Board are kept informed of our business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. We currently have five members of the Board: W.M. Beard, Allan R. Hallock, Harlon E. Martin, Jr., Herb Mee, Jr. and Ford C. Price.

The Board has three standing committees:

- The Audit Committee, the members of which are: Ford C. Price (Chairman), Allan R. Hallock and Harlon E. Martin, Jr.;
- The Compensation Committee, the members of which are: Allan R. Hallock (Chairman), Harlon E. Martin, Jr. and Ford C. Price; and
- The Nominating/Corporate Governance Committee, the members of which are: Harlon E. Martin, Jr. (Chairman), Allan R. Hallock and Ford C. Price.

*Independence of Directors.* The Board has determined that all of the directors other than Messrs. Beard and Mee, including those who serve on the Audit Committee, are "independent" as defined by Nasdaq Rule 4200(a)(15), Nasdaq Rule 4350(d) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. The Board based these determinations primarily on a review of the responses of the directors and executive officers to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors.

*Committee Charters.* The Board has adopted a charter for each of the three standing committees. You can find links to these materials on our website at: http://www.beardco.com/governance.

*Board and Committee Meetings.* During 2006 the Board met six times and the committees held a total of eight meetings. All of the directors attended more than 75% of the total number of meetings of the Board of Directors and the Board committees of which they were a member during 2006. At least quarterly, the non-management directors meet in private session without members of management. These sessions are presided over by Mr. Price, Chairman of the Audit Committee.

*Annual Meeting Attendance.* Board members' attendance at annual meetings of security holders is not required. However, all of the directors attended the 2006 annual meeting.

**Audit Committee**

The Audit Committee focuses its efforts on the following three areas:

- The adequacy of our internal controls and financial reporting process and the integrity of our financial statements;
- The independence and performance of our independent auditor; and
- Our compliance with legal and regulatory authority.

The committee meets periodically with management to consider the adequacy of our internal controls and the financial reporting process. It also discusses these matters with our independent auditors and with our appropriate financial personnel. The committee reviews our financial statements and discusses them with management and the independent auditors before those financial statements are filed with the Securities and Exchange Commission.

The committee regularly meets privately with the independent auditor, has the sole authority to retain and dismiss the independent auditors and periodically reviews their performance and independence from management. The independent auditors have unrestricted access and report directly to the committee.

## AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee (the "Committee") with respect to our audited financial statements for the year ended December 31, 2006.

The Committee is comprised of the three independent directors listed below and operates under a written charter adopted by the Board on June 14, 2000, and amended on March 9, 2006. The Charter, as amended, is publicly available on our website at http://www.beardco.com/governance. If we make any substantive amendments to our Charter, the new amendment will be posted on our website.

In its corporate oversight role, the Committee reviews our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

*Audit Committee Financial Expert*. The Board has determined that a member of the Committee, Mr. Martin, is an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K, and "independent" for purposes of Section10A(m)(3) of the Securities Exchange Act of 1934.

The Committee held six meetings during 2006. The meetings were designed to facilitate open communication between the Committee, management and our independent public accountants, Cole & Reed, P.C. ("C&R"). At such meetings the Committee reviewed and discussed with C&R and management our audited consolidated financial statements and, when applicable, our unaudited interim financial statements.

The Committee approves, in advance, all auditing services and permitted non-audit services to be performed for us by our independent auditor, subject to the de minimus exceptions for permitted non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Committee prior to the completion of the audit. The Committee has delegated authority to the Committee Chairman, when appropriate, to grant advance approvals of audit and permitted non-audit services, with the proviso that such decisions be presented to the full Committee at its next scheduled meeting.

The Committee discussed with C&R the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA, Professional Standards, Vol. 1, AU section 380). C&R also provided to the Committee the written disclosures and the letter required by Independence Standards Board No. 1, *Independence Discussions with Audit Committees*, as adopted by the PCAOB in Rule 3600T, and the Committee has discussed with C&R its independence from the Company.

Based on the review and discussions above, we recommended to the Board that our audited financial statements be included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2006.

Although we are not listed on the Nasdaq Stock Market, all of the members of the Audit Committee are independent as defined in Rule 4200(a)(15) of the NASD's listing standards.

The Committee has considered the services rendered by our principal accountant for the most recent fiscal year as described above and has concluded that the provision of such services is compatible with maintaining the principal accountant's independence.

By the Audit Committee:

Ford C. Price, Chairman
Allan R. Hallock
Harlon E. Martin, Jr.

**Audit Fees**

The fees billed by C&R for the indicated services for fiscal years 2006 and 2005 were as follows:

| | Fiscal Year 2006 | Fiscal Year 2005 |
|---|---|---|
| Audit fees.................... | $ 44,500 [1] | $69,100 [2] |
| Audit-related fees [3]........ | $ 8,500 | $ 7,450 |
| Tax fees...................... | $ 31,100 | $ 2,230 |
| All other fees................ | -- | $ 2,465 [4] |

[1] Includes $13,500 for services rendered in 2006 and $31,000 for services rendered in 2007.

[2] Includes $13,500 for services rendered in 2005 and $55,600 for services rendered in 2006.

[3] Includes $8,500 and $7,450 for audit services related to the Company's 401(k) plan in 2006 and 2005, respectively.

[4] Also includes $2,465 for services rendered for preliminary planning procedures related to SOX 404, prior to its being delayed for an additional year.

Under its charter, the Audit Committee must pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditors, subject to the *de minimus* exceptions for permitted non-audit services. Each year, the independent auditor's retention to audit our financial statements, including the associated fee, is approved by the committee before the filing of the preceding year's annual report on Form 10-K. The committee has delegated to the Chairman of the committee the authority to evaluate and approve engagements for additional services in the event that a need arises for pre-approval between committee meetings. If the Chairman so approves any such engagements, he will report that approval to the full committee at the next committee meeting.

Following is a break-out of the percentage of fees required to be pre-approved by the committee that were pre-approved by the committee for the periods indicated:

| | Fiscal Year 2006 | Fiscal Year 2005 |
|---|---|---|
| Audit fees............... | 100% | 100% |
| Audit-related fees....... | 100% | 100% |
| Tax fees.................... | 100% | 100% |
| All other fees............. | -- | 100% |

**Appointment of Auditors for 2007**

The Audit Committee has reappointed Cole & Reed, P.C. as the independent accountants to audit and report on our consolidated financial statements for 2007.

Representatives of Cole & Reed, P.C. will be present at the meeting. They will be given an opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions.

**Nominating/Corporate Governance Committee**

The principal responsibilities of the Nominating/Corporate Governance Committee are as follows:

- Developing and recommending criteria for evaluating and selecting candidates for election or re-election to the Board, and assisting the Board in identifying and attracting qualified director candidates;
- Selecting and making recommendations to the Board on the director nominees for the next annual meeting of stockholders, and recommending individuals to fill vacancies when they occur;
- Determining Board committee structure and membership;
- Reviewing at least annually the adequacy of our corporate governance principles and practices, and recommending any proposed changes to the Board for approval. Such review shall include a reassessment of the adequacy of all committee charters and of the Company's Code of Ethics, with recommendation of any proposed changes;
- Reviewing any issues regarding the independence of directors or involving potential conflicts of interest, evaluating any change to the status of individual directors and making recommendations regarding the propriety of continued service; and
- Developing and implementing an annual procedure for evaluating the Board's performance.

The Committee has adopted a Nominating/Corporate Governance Committee charter. The Company's by-laws provide that nomination of election to the Board of Directors may be made by the Board of Directors or by any stockholder. The Committee will consider nominees recommended by our shareholders if such recommendations are made in writing to the Committee and delivered not less than 120 days before any meeting at which any directors are to be elected. Nominations must include the full name of the proposed nominee, a brief description of the proposed nominee's business experience for at least the previous five years, and a representation that the nominating shareholder is the beneficial record owner of our common stock. Such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director, if elected. If the shareholder complies with these procedures, the shareholder's nominees will receive the same consideration that nominees developed by the Committee receive. Nominations should be delivered to the Committee at the following address: Nominating/Corporate Governance Committee, Attention: Harlon E. Martin, Jr., c/o The Beard Company, 5600 N. May Avenue, Suite 320, Oklahoma City, OK 73112.

In considering possible candidates for election as a director, the Nominating/Corporate Governance Committee is guided by the principles that each candidate should have;

- a record of achievement in business and/or civic endeavors;
- strong ethics;
- leadership qualities;
- expertise pertinent to our operations;
- ability to analyze and interpret our business and activities of an entrepreneurial nature;
- ability to attract relationships pertinent to our business; and
- any such other criteria as the Committee shall determine to be relevant at the time.

Currently, we do not employ or pay a fee to any third party to identify or evaluate, or assist in identifying or evaluating, potential director nominees.

The nominees for director this year are sitting directors who were approved by the Nominating/Corporate Governance Committee for inclusion on our proxy card. Shareholders did not recommend any nominees for director at the 2007 Annual Stockholders Meeting.

The Committee met one time in 2006.

**Compensation Committee**

The principal functions and requirements of the Compensation Committee are as follows:

- Reviews the objectives, structure, cost and administration of our major compensation and benefit policies and programs.
- Reviews and makes recommendations concerning remuneration arrangements for senior management, including the specific relationship of corporate performance to executive compensation.
- Reviews our performance versus the CEO's compensation and establishes measures of the Company's performance upon which the CEO's compensation is based.
- Administers our compensation, benefit and incentive plans.

A narrative description of our processes and procedures for considering and determining executive and director compensation, and the role of executive officers in determining or recommending such compensation, are set forth under "EXECUTIVE COMPENSATION AND OTHER INFORMATION."

The committee met one time in 2006.

**Code of Ethics**

We have adopted The Beard Company Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, and the principal executive officers and principal accounting officers of our Coal and China Segments. Our Code of Ethics is publicly available on our website at http://www.beardco.com/governance. If we make any substantive amendments to our Code of Ethics or grant any waiver, including any implicit waiver, from a provision of this Code to our executive officers, we will disclose the nature of such amendment or waiver on our website.

**Compensation Committee Interlocks and Insider Participation**

The members of the Compehsation Committee in 2006 were Allan R. Hallock, Harlon E. Martin, Jr., and Ford C. Price. With the exception of Mr. Hallock, who was an employee of Beard Oil from December of 1986 until April of 1987, none of the members have ever been an officer or employee of us or any of our subsidiaries, and no "compensation committee interlocks" existed during 2006.

**Stockholder Communications with Directors**

*General.* Our Board of Directors believes that direct access to our independent directors, who constitute our Nominating/Corporate Governance Committee and our Audit Committee, is essential to ensuring that corporate governance concerns, recommendations for director nominees, questions concerning our accounting functions, internal controls or auditing practices, and reports of potential violations of law or Company policies, are addressed at the highest level. Stockholders who want to communicate with the Board or any individual director directly can write to:

The Beard Company
Board Administration
c/o Ford C. Price
6608 N. Western #627
Oklahoma City, OK 73116

Your letter should indicate that you are a stockholder. The Audit Committee will review each letter to the directors to determine the appropriate action to take with respect to each letter. Depending on the subject matter, the Audit Committee will:

- Forward the communication to the director or directors to whom it is addressed;
- Forward the communication to management, for example where it is a request for information about the Company or it is a stock-related matter; or
- Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, the Audit Committee will present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the directors on request.

**Director Attendance at Annual Meetings**

Our annual stockholders' meetings do not always fall in conjunction with our regularly scheduled Board meetings. We encourage our outside directors to attend the stockholders' meetings even if they do not fall on the date of a Board meeting, but do not reimburse for attendance unless it is in conjunction with a Board meeting. In 2006 all of our outside directors attended our annual stockholders' meeting.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent (10%) of a registered class of our equity securities (collectively "reporting persons"), to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Reporting persons are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of Forms 3, 4 and 5 furnished to us and information received from each reporting person which includes written representations that no reports were required during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to its reporting persons were complied with.

## ELECTION OF DIRECTORS
## (Proposal No. 1)

Our Certificate of Incorporation (the "Certificate") provides for a Board of Directors of not more than nine nor less than three directors, including one director elected by the preferred stockholders, as determined from time to time by the Board. Our preferred stockholders filled the directorship vacancy which they were entitled to fill in February 1994 by the election of Michael E. Carr, who resigned effective February 1, 2002. To date the sole remaining preferred stockholder has not elected to fill such vacancy. The Certificate also provides that the portion of the Board of Directors which is elected by the Beard common stockholders shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year.

At the meeting, two directors are to be elected by the common stockholders for a three-year term expiring at the date of the Annual Meeting of Stockholders in 2010. The terms of Messrs. Harlon E. Martin, Jr. and Herb Mee, Jr. expire this year, and they will be the two nominees for terms expiring in 2010.

The persons named in the proxy card will vote such proxy for the election of the above-named nominees, unless you indicate that your vote should be withheld. Each nominee has served continuously as director of the Company or of its predecessors since first elected. Messrs. Martin and Mee have indicated to us that they will serve if elected. We do not anticipate that either of the nominees will be unable to stand for election, but if that happens, the resulting vacancy will be filled at such time as the Board finds a suitable candidate. The election of directors at this meeting will be by plurality vote. The directors elected at the Annual Meeting will serve for three-year terms and until their respective successors are elected and qualified, in accordance with the provisions of the Certificate and our By-Laws.

Certain information with respect to the nominees for Director and three Directors whose terms do not expire this year is as follows:

**Nominees for Election for a Term of Three Years Expiring in 2010:**
**Nominee (age), year first became a Director of us or Beard Oil Company ("Beard Oil"):**

Harlon E. Martin, Jr. (59), 1997

*Harlon E. Martin, Jr.* was elected as our director in October 1997. Mr. Martin has served as the principal of H. E. Martin & Company, a Houston investment banking firm, since its founding in 1990. He was a co-founder of GTM Securities Corp. in 1985 and served as a principal of such firm until 1989. H. E. Martin & Company is not a parent, subsidiary, or other affiliate of us.

Herb Mee, Jr. (78), 1974

*Herb Mee, Jr.* has served as our President since 1989 and as our Chief Financial Officer since 1993. He has served as President of Beard Oil, our predecessor, since 1973 and as its Chief Financial Officer since 1993. He has also served as a director of us and Beard Oil since their incorporation. Mr. Mee served as President of Woods Corporation, a New York Stock Exchange diversified holding company, from 1968 to 1972 and as its Chief Executive Officer from 1970 to 1972.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ABOVE NOMINEES.**

**Director to Continue in Office with Term Expiring in 2008:**

W. M. Beard (78), 1974

*W.M. Beard* has served as our Chairman of the Board and Chief Executive Officer since 1992. He previously served as our President and Chief Executive Officer from our incorporation in 1974 until 1985. He has served Beard Oil as its Chairman of the Board and Chief Executive Officer since 1969. He has also served as a director of us and Beard Oil since their incorporation. Mr. Beard has been actively involved since 1952 in all management phases of us and Beard Oil from their inception, and as a partner of their predecessor company.

**Directors to Continue in Office with Terms Expiring in 2009:**

Allan R. Hallock (77), 1986

*Allan R. Hallock* was elected as our director in 1993. He served as a director of Beard Oil from 1986 until 1993. Mr. Hallock is currently an independent consulting geologist. He served as Vice President and Exploration Manager of Gemini Corporation from 1970 until 1986.

Ford C. Price (69), 1987

*Ford C. Price* was elected as our director in 1993. He served as a director of Beard Oil from 1987 until 1993. From 1961 until 1986 Mr. Price served in various capacities with The Economy Company, a privately-held schoolbook publishing company, last serving as its Chairman of the Board and Chief Executive Officer. Mr. Price is a private investor.

There is no family relationship between any of our directors or executive officers.

## EXECUTIVE COMPENSATION AND OTHER INFORMATION

### Compensation Discussion and Analysis

*Overview of Compensation Program.* Our Board of Directors (the "Board") has overall responsibility for establishing compensation for our directors and executive officers. Our Board has delegated to the Compensation Committee of the Board the responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy with respect to our executive officers. Throughout this Proxy Statement the individuals who served as our chairman/chief executive officer ("CEO") and president/chief financial officer ("CFO") during fiscal 2006 are referred to as our named executive officers. Our three other executive officers have been excluded from disclosure since each had total compensation of less than $100,000 in fiscal 2006. The types of compensation and benefits provided to our named executive officers are similar to those provided to the other executive officers.

*Compensation Philosophy and Objectives.* Because the Company has suffered net operating losses during each of the last eight years, the Board made the decision several years ago that no salary increases would be granted to our named executive officers until we again start generating operating earnings. Salary increases and bonuses to the other executive officers have also been held to a minimum for the same reason.

The Committee meets once each year to establish specific compensation levels for the named executive officers and to review the compensation level of the other executive officers, whose compensation is actually determined by the CEO and CFO.

During the past several years, a combination of base salary and participation in our deferred stock compensation plans in order to conserve cash have been the primary forms of compensation, and stock options have only been granted to other executive officers. Because our stockholders have already suffered significant dilution as a result of the warrants and convertible notes we have issued in order to cover the cash drain from our operating losses, the granting of stock options in recent years has also been held to a minimum, and no such options have been granted in recent years to the named executive officers.

The Committee believes that the total compensation of our CEO, CFO and the other executive officers should be tied to our success in achieving long-term growth in earnings, cash flow and stock price per share. The Committee also believes that, once the Company has again achieved profitability, the total cash compensation of such officers should, to the extent possible, be similar to the total cash compensation of similarly situated executives of peer group public companies.

No executive officer's compensation for 2006 exceeded the $1 million deduction limit under Section 162(m) of the Internal Revenue Code, as amended, and the same result is anticipated for

2007. The Committee does not anticipate that any executive officer's compensation would approach the threshold level in the foreseeable future.

*Role of Executive Officers in Compensation Decisions.* The Committee makes all compensation decisions for our named executive officers and, after consultation with them, approves equity awards to all of our employees. Our CEO and CFO determine the non-equity compensation of executive officers other than themselves.

Our CEO and CFO annually review the performance of each executive officer (other than the named executive officers whose performance is reviewed by the Committee). The conclusions reached as the result of and recommendations based on these reviews, including recommendations with respect to salary adjustments and annual bonus or equity award amounts, are presented to the Committee. The Committee then exercises its discretion in determining adjustments or awards to executive officers.

*2006 Executive Compensation Components.* For the fiscal year ended December 31, 2006, the principal components of compensation for our named executive officers were:

- Base salaries;
- Cash bonuses;
- Deferred stock compensation plans; and
- Stock option plan.

*Base Salaries.* We provide our named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salaries for our named executive officers are determined for each executive based on his or her position and responsibility. No salary increases have been granted to our named executive officers since 1990. No increases in base salary are currently under consideration for any of our executive officers because of our recent poor operating results and our current cash constraints.

During its review of base salaries for executives, the Committee primarily considers:

- The executive's compensation, both individually and relative to other officers;
- Individual performance of the executive; and
- Background and experience.

Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to salaries of named executive officers are based on the Committee's assessment of the individual's performance.

*Cash Bonuses.* All of our employees and directors receive a small year-end bonus depending upon their length of service as employees of us or Beard Oil. Because of the overall financial results, no other cash bonuses have been paid to the named executive officers during the last three fiscal years. The CEO and all of the directors elected to defer all of their year-end bonuses for calendar years 2004, 2005 and 2006. The CFO deferred all of his year-end bonus for calendar year 2004.

*Deferred Stock Compensation Plans.* In November of 2005 we adopted the 2005 Deferred Stock Compensation Plan (the "2005 DSC Plan") to provide a means to promote ownership of a greater proprietary interest by our officers and directors. In addition, the 2005 DSC Plan and three predecessor plans were extremely important during 2001-2006 as a mechanism to conserve our cash. The 2005 DSC Plan was later amended to authorize the issuance of 200,000 shares of common stock. As of December 31, 2006, a total of 144,838 Stock Units had been credited to the accounts of Messrs. Beard, Hallock, Martin and Price based upon their deferral of $175,500 of executive compensation and director fees, respectively.

Descriptions of our 2003-2 DSC Plan and our 2005 DSC Plan are set forth below. See "Nonqualified Deferred Stock Compensation Plans."

*Stock Option Plans.* The Committee desires to reward long-term strategic management practices and enhancement of stockholder value through the award of stock options. The Committee believes that stock options encourage increased performance by our key employees by providing incentive to employees to elevate the long-term value of our common stock, thus aligning the interests of our employees with the interests of our stockholders. Additionally, stock options build stock ownership and provide employees with a long-term focus. However, because of its conviction that management should not reap the benefit of a low option grant price until the Company's performance had achieved a recognizable turnaround, the Committee did not grant any stock options during the three year period ended August 26, 2003, under the 1993 Stock Option Plan prior to its termination on such date, even though there was latitude to do so.

On May 1, 2006, we adopted the 2006 Stock Option Plan (the "2006 SO Plan"), which authorizes the granting of up to 100,000 shares of our common stock. Incentive stock options of 15,000 shares each were granted to three key employees, including two executive officers, on such date in lieu of any salary increases. One of these executive officers subsequently resigned on July 31, 2006, and her options were cancelled. No grants were made to the named executive officers.

*401(k) Plans.* The Beard Group 401(k) Profit Sharing Plan is a tax-qualified retirement savings plan pursuant to which all employees, including the named executive officers, are able to contribute not less than 1% nor more than 50% of their annual salary to the plan on a before-tax basis. Our coal reclamation subsidiary has a separate 401(k) plan for its employees. Our 401(k) plans, which included a 100% match (up to a cap of 5% of gross salary) in order to encourage participation, were considered to be one of our principal benefits until, due to our deteriorating cash position, we notified all participants in July of 2002 that we were suspending the 100% match until further notice. The match was reinstated for the union members of our coal subsidiary effective April 1, 2006. At year-end 2006 the match had not been reinstated for the Beard Group Plan or the non-union employees of the coal subsidiary, so this component was not an element of the 2006 compensation package for our executive officers. Employee contributions to the Beard Group Plan are fully vested upon contribution; any matching contributions are fully vested after six years.

One of the investment options available under the Beard Group 401(k) Plan is the option for each participant to invest all or part of his investment account in our common stock (the "Stock Fund"). The Committee feels that this option is important because it enables key management members to increase their ownership in us, further aligning their interests with those of the stockholders. Both the CEO and CFO have a significant portion of their 401(k) invested in the Stock Fund.

*Perquisites and Other Personal Benefits.* The heads of our Coal and e-Commerce Segments, and the CEO of our China Segment are provided with perquisites and other personal benefits that we believe are reasonable and consistent with their positions and responsibilities. Although the head of our e-Commerce Segment is an executive officer, his total compensation in fiscal 2006, even after factoring in the attributed costs of such perquisites, was less than $100,000. The head of our Coal Segment and the CEO of our China Segment are not executive officers. The total 2006 compensation of the head of our Coal Segment also did not exceed $100,000 after factoring in the attributed costs of his perquisites. Although the total 2006 compensation of the CEO of the China Segment exceeded $100,000, he also fell below the threshold after excluding the amount of his cash compensation attributed to his overseas assignment. The Committee periodically reviews the levels of perquisites and other personal benefits provided to our executive officers. The perquisites provided to our named executive officers did not exceed $10,000 each

*Executive Employment Agreements.* We have no employment agreements with any of our employees.

*Tax and Accounting Implications.* The Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 paid to certain individuals in any taxable year. We believe compensation paid under our incentive compensation plans are generally fully deductible for federal income tax purposes. For fiscal 2006, all amounts paid to our named executive officers were deductible.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. We believe we are operating in good faith compliance with the statutory provisions that were effective January 1, 2005.

Beginning on January 1, 2006, we began accounting for stock-based payments, including grants and awards under our 2006 Stock Option Plan, in accordance with the requirements of FAS 123(R).

*CEO Compensation.* W. M. Beard has been Chairman and CEO of the Company and its predecessors since 1974. Mr. Beard's 2006 base salary was $132,000, and has not increased since 1990. He receives, along with all other Beard employees, a small year-end bonus based on length of service. Mr. Beard has not received a stock option grant since 1994. Based on our profitability and his existing share ownership, the granting of any additional stock options to Mr. Beard was not considered by the Committee in 2006. The Committee may consider the awarding of additional options to key management members, including Mr. Beard, in 2007 and subsequent years. Any such grants will depend upon our profitability at such time, the outlook for our various businesses and the Committee's determination of the need to provide additional incentives to management.

*Compensation Committee Report.* The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE
Allan R. Hallock, Chairman
Harlon E. Martin, Jr.
Ford C. Price

## Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 31, 2006.

Based on the base salary of the named executive officers in 2006, "Salary" and "Bonus" accounted for 100% of the total compensation of the named executive officers while incentive compensation accounted for none of their total compensation during such year.[1]

| (a) | (b) | (c) | (d) | (i) | (j) |
|---|---|---|---|---|---|
| **Name and Principal Position** | **Year** | **Salary ($)** | **Bonus ($)** | **All other compensation ($)** | **Total ($)** |
| W. M. Beard<br>Chairman and Principal Executive Officer | 2006 | $ 132,000 (2) | $ 2,650 (2) | $ — (3)(5) | $134,650 |
| Herb Mee, Jr.<br>President and Principal Financial Officer | 2006 | $ 132,000 | $ 1,650 | $ — (4)(5) | $133,650 |

(1) Bonus for length of service with us or Beard Oil. Such bonus is not considered to be a true incentive bonus.

(2) Mr. Beard deferred 90% ($118,800) of his salary and all of his length of service bonus during the year into the Company's 2005 DSC Plan. Such amounts were reported as Executive Contributions in the Nonqualified Deferred Compensation table.

(3) 42,370 shares of common stock, having a value of $41,226 on the date of distribution, were delivered to Mr. Beard, representing his annual distribution of shares under the Company's 2003-2 DSC Plan. Such amounts were reported as Distributions in the Nonqualified Deferred Compensation table, and accordingly have not been included in column (i) above.

(4) 23,765 shares of common stock, having a value of $34,459 on the date of distribution, were delivered to Mr. Mee, representing his annual distribution of shares under the Company's 2003-2 DSC Plan. Such amounts were reported as Distributions in the Nonqualified Deferred Compensation table, and accordingly have not been included in column (i) above.

(5) The perquisites and personal benefits of the named executive officers did not exceed $10,000 each.

## Nonqualified Deferred Compensation

The table below summarizes the total contributions by and distributions to each of the named executive officers in the fiscal year ended December 31, 2006:

There were no contributions by us and no earnings during such period.

| (a) | (b) | (e) | (f) |
|---|---|---|---|
| **Name** | **Executive Contributions in Last Fiscal Year ($)** | **Aggregate Withdrawals/ Distributions ($)** | **Aggregate Balance at Last Fiscal Year-End ($)** |
| W. M. Beard<br>PEO | 2003-2 Plan – None<br>2005 Plan - $121,450(1) | 2003-2 Plan - $41,226<br>2005 Plan - None | 2003-2 Plan - $342,347(2)<br>2005 Plan - $114,585 |
| Herb Mee, Jr.<br>PFO | 2003-2 Plan – None<br>2005 Plan - None | 2003-2 Plan - $34,459<br>2005 Plan - None | 2003-2 Plan - $144,012(3)<br>2005 Plan - None |

(1) The amounts reported in columns (b) above for Mr. Beard were reported as compensation in fiscal year 2006 in our Summary Compensation Table.



18

(2) $242,750 of the $342,347 reported in the aggregate balance at fiscal year-end 2006 were reported as compensation to Mr. Beard in our Summary Compensation Table for previous years.
(3) $98,350 of the $144,012 reported in the aggregate balance at fiscal year-end 2006 were reported as compensation to Mr. Mee in our Summary Compensation Table for previous years.

## Nonqualified Deferred Stock Compensation Plans

*The 2003-2 DSC Plan.* In September of 2003 our Board of Directors adopted The Beard Company 2003-2 Deferred Stock Compensation Plan (the "2003-2 DSC Plan") and authorized the issuance of a maximum of 200,000 shares of our common stock that could be distributed in settlement of Stock Unit Accounts under such Plan. In February of 2004, the Board amended the 2003-2 DSC Plan to increase the number of authorized shares thereunder to 400,000. In June of 2004 the stockholders approved the 2003-2 DSC Plan, as amended. As a result of our 2-for-1 stock split effected as of the close of business on August 6, 2004, the number of authorized shares increased to 800,000. In November of 2005 the total number of shares that had been credited to the participants' Stock Unit Accounts in the 2003-2 DSC Plan was approaching the maximum number of shares (800,000) that had been authorized for issuance thereunder and the Board terminated the 2003-2 Plan.

Upon termination of the Plan, a total of 797,812 Stock Units had been credited to the participants' Stock Unit Accounts in the Plan based upon the participants' deferral of $425,100 of director fees or executive compensation. At year-end 2006, a total of 316,265 shares had been distributed to the participants, four fractional shares had been cashed out, and 481,543 additional shares remained to be distributed to the named executive officers who had elected the equal annual installments distribution method. All of such shares were issued from authorized but unissued shares.

*The 2005 DSC Plan.* In November of 2005 the Board adopted The Beard Company 2005 Deferred Stock Compensation Plan (the "2005 DSC Plan") which authorized the issuance of a maximum of 100,000 shares of our common stock that may be distributed in settlement of Stock Unit Accounts under such Plan. In April of 2006 the Board amended the 2005 DSC Plan to increase the number of authorized shares thereunder to 200,000. In July of 2006 the stockholders approved the Plan, as amended. On April 26, 2007, the Board amended the 2005 DSC Plan to increase the number of authorized shares thereunder to 400,000, subject to shareholder approval. (See Proposal No. 2 below for additional details).

Under the 2005 DSC Plan, officers are permitted to defer from 10% to 100% of the cash remuneration payable to them. No interest or other plan earnings are received on such deferrals. On each deferral date participants' stock unit accounts are credited with stock units equivalent to the deferred compensation amount divided by the fair market value of a common share on the deferral date. The number of shares in each participant's stock unit account under such plan are then distributed upon termination of the plan or upon termination of the participant's service due to death, disability, resignation or retirement. Distributions are made in accordance with irrevocable elections made prior to January 1 of each year by each participant to receive their shares in either (i) a lump sum or (ii) substantially equal annual installments over a period not to exceed 10 years. Cash will be paid in lieu of fractional shares on the date of first distribution. The 2003-2 and 2005 DSC Plans provide that participants will also receive credit in their accounts for any dividends paid. However, the Company has never paid dividends and does not contemplate the payment of any dividends for the foreseeable future. All distributions will be paid to the participant during his lifetime or to one or more beneficiaries in the event of such participant's death. If our stock were to be traded on an established securities market at the time of termination of service of the named executive officers, no distribution would be made earlier than six months following such termination. The plan permits an adjustment in the number or kind of shares to be delivered in the event any recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange of shares or other securities of the Company, stock split or reverse split, or similar corporate transaction is determined by the Board or the Compensation Committee to make an adjustment appropriate. We have no agreements that place any restrictions, conditions or obligations applicable to the receipt or payment of benefits under the Plans, including potential payments upon termination or change-in-control.

**Compensation of Outside Directors**

The table below summarizes the total compensation of each of our outside directors in the fiscal year ended December 31, 2006:

| (a) | (f) | (g) | (h) |
|---|---|---|---|
| Name and Principal Position | Nonqualified Deferred Compensation Earnings ($) | All other compensation ($) | Total ($) |
| Allan R. Hallock[(1)] | $ 9,450 | $ ----- | $ 9,450 |
| Harlon E. Martin, Jr.[(1)] | $ 9,000 | $ ----- | $ 9,000 |
| Ford C. Price[(1)] | $ 9,450 | $ ----- | $ 9,450 |

[(1)]Messrs. Hallock, Martin and Price are our outside directors.

Our Board determines all cash and non-cash compensation paid to our outside directors. We use a combination of cash and stock-based compensation to attract and retain candidates to serve on our Board. We pay our non-employee directors a quarterly fee of $1,500 for their services plus the following fees for directors' meetings which they attend: annual and 1-1/2 day meetings -- $750; regular meeting -- $500; telephone meeting -- $100 to $300 depending upon the length of the meeting. In 2006 the non-management directors each received $1,500 per quarter for their services, and also received $2,550 each for their attendance at meetings. They also receive a small year-end bonus depending upon their length of service as directors of us and Beard Oil. Such bonus amounted to $900 each for Messrs. Hallock and Price and $450 for Mr. Martin in 2006. (See "Nonqualified Deferred Stock Compensation Plans – The 2005 DSC Plan" above for additional details). Under the Plan, the electing directors could defer all or a portion of their fees until termination of service or termination of the Plan, at which time the accounts are settled by distribution of a number of shares of our common stock equal to the number of Units credited under the Plan. A Unit is equal to the amount deferred divided by the fair market value of a share of common stock on the date of deferral. All of the directors deferred their quarterly fees, attendance fees and year-end bonuses pursuant to the Plan. We also provided some health benefits for our non-management directors who are not otherwise covered. However, the value of such benefits amounted to less than $10,000 each and is not included in the above table. None of the directors received additional compensation in 2006 for their committee participation. Outside directors also receive reimbursement of out-of-pocket expenses incurred in connection with attendance at meetings. Our employee directors are not compensated for their services as s director of our Board.

## VOTING SECURITIES OUTSTANDING

As of April 27, 2007 we had 5,591,580 shares of common stock and 27,838 shares of preferred stock issued and outstanding. Each share of common stock is entitled to one vote on all matters presented at the meeting. Each share of preferred stock was convertible into 10.64282917 (296,275) shares on the record date, and (iii) is entitled to one vote for each full share of common stock into which it was convertible. Accordingly, a total of 5,887,855 votes are entitled to be cast at the meeting, and the holder of the preferred stock is entitled to cast 12.98% of such votes. Only holders of common stock and preferred stock of record at the close of business on May 14, 2007, will be entitled to vote at the meeting.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information, as of April 27, 2007, with respect to the beneficial ownership of shares of the Company by each person who is known to us to be the owner of five percent of our outstanding stock, by each Director or nominee for Director, by each of the executive officers named in the Compensation Table contained at page 14 hereof, and by all Directors and executive officers as a group. Unless otherwise noted, the person named has sole voting and investment power over the shares reflected opposite his name.

| Name | Outstanding Shares Beneficially Owned (A) | Options, Warrants and Benefit Plan Shares Exercis-able and Notes Convertible Within 60 Days (B) | Total Shares Beneficially Owned Assuming Exercise or Conversion of Column (B) Shares (C) | Percent of Beneficial Ownership | Percent of Shares Entitled to Vote at the Meeting (15) |
|---|---|---|---|---|---|
| John Hancock Financial Services, Inc. ("Hancock")................................ 57th Floor 200 Clarendon Street Boston, Massachusetts 02117 | 764,335 (1) | None | 764,335 (1) | 12.98% | 12.98% |
| 7HBF, Ltd. ("7HBF")........................... 5070 Mark IV Parkway Fort Worth, Texas 76106 | None | 1,860,300 (2) | 1,860,300 (2) | 24.96% | None |
| The William M. Beard and Lu Beard 1988 Charitable Unitrust ("Unitrust").... Enterprise Plaza, Suite 320 5600 North May Avenue Oklahoma City, OK 73112 | 828,958 (3) | 250,000 (3) | 1,078,958 (3) | 18.47% | 14.08% |
| The Beard Group 401(k) Trust c/o InvesTrust, N.A. ("InvesTrust"), Trustee........................................ 5101 N. Classen, Suite 620 Oklahoma City, OK 73118 | 345,796 (4) | None | 345,796 (4) | 6.18% | 5.87% |

| | | | | | |
|---|---|---|---|---|---|
| Boatright Family, L.L.C. ("Boatright")..............................<br>4932 N. W. 31st Street<br>Oklahoma City, OK 73122 | 10,000 (5) | 493,333 (5) | 503,333 (5) | 8.27% | 0.17% |
| Allan R. Hallock Trust ("ARH Trust")...<br>#2 Cleek Way<br>Columbine Valley, CO 80123 | 323,068 (6) | 244,667 (6) | 567,735 (6) | 9.73% | 5.49% |
| W. M. Beard..................................<br>Enterprise Plaza, Suite 320<br>5600 North May Avenue<br>Oklahoma City, OK 73112 | 2,163,981 (7) | 455,901 (7) | 2,519,882 (7) | 43.32% | 36.75% |
| Lu Beard.......................................<br>Enterprise Plaza, Suite 320<br>5600 North May Avenue<br>Oklahoma City, OK 73112 | 831,476 (8) | 250,000 (8) | 1,081,476 (8) | 18.51% | 14.12% |
| Herb Mee, Jr. ...............................<br>Enterprise Plaza, Suite 320<br>5600 North May Avenue<br>Oklahoma City, OK 73112 | 798,170 (9) | 33,764 (9) | 831,934 (9) | 14.85% | 13.56% |
| Allan R. Hallock................................ | 326,818 (10) | 257,813 (10) | 584,631 (10) | 9.99% | 5.55% |
| Ford C. Price.................................... | 159,030 (11) | 118,146 (11) | 277,176 (11) | 4.85% | 2.70% |
| Harlon E. Martin, Jr............................ | 105,353 (12) | 12,343 (12) | 117,696 (12) | 2,10% | 1.79% |
| All directors and executive officers as a group (8 in number)............. | 3,328,473 (13) | 867,967 | 4,196,440 (14) | 64.96% (13) | 56.53% (14) |

(1) Includes 468,060 common shares and 27,838 preferred shares which were convertible into 296,275 common shares on April 27, 2007. Hancock owns 100% of our issued and outstanding preferred stock. All shares are owned directly and are held by Hancock on behalf of itself and affiliated entities.

(2) Includes $1,860,300 of 12% Convertible Subordinated Notes due 2010 (the "2010 Notes") presently convertible into 1,860,300 common shares. The 2010 Notes are owned directly by 7HBF and are deemed to be owned indirectly by 7HBF Management Company, Ltd. ("Management") as general partner. Randall W. Harvison and John D. Harvison are managers of Management and may be deemed to have beneficial ownership of such shares; however, they disclaim any beneficial ownership of such securities.

(3) Includes 828,958 common shares and $250,000 of 12% Convertible Subordinated Notes due 2008 (the "2008 Notes") presently convertible into 250,000 common shares. All of the shares and Notes are owned directly by the Unitrust, of which Mr. Beard and his wife, Lu Beard, serve as co-trustees and share voting and investment power.

(4) Represents shares owned by The Beard Group 401(k) Trust (the "401(k) Trust"). Shares held by the 401(k) Trust are owned by the participating employees, each of whom has sole voting and investment power over the shares held in his or her account. Investrust has the sole discretion to vote shares for which it has received no directions from the participants. Includes 79,372 and 216,894 shares held for the accounts of Messrs. Beard and Mee, respectively.

(5) Includes 10,000 common shares and 320,000 presently exercisable warrants held by Boatright which are exercisable at prices ranging from $0.135 to $0.242365 per share. Also includes $390,000 of 12% Convertible Subordinated Notes due 2009 (the "2009 Notes") held by Boatright which are presently

convertible into 173,333 common shares. Peter Boatright, as Manager, has the sole voting power in the event the warrants should be exercised or the 2009 Notes are converted. Peter Boatright, Frances Boatright (his wife) and the Boatright Irrevocable Trust are the beneficial owners of the warrants and 2009 Notes. Joy Heiman is the Trustee of the Trust.

(6) Includes 323,068 common shares, $60,000 of 2010 Notes presently convertible into 60,000 common shares, $160,362 of 2009 Notes presently convertible into 90,000 common shares, and $94,667 of 2008 Notes presently convertible into 94,667 common shares, all of which are owned directly by the ARH Trust of which Mr. Hallock serves as trustee and has sole voting and investment power.

(7) Includes 923,509 shares owned directly by Mr. Beard as to which he has sole voting and investment power; 828,958 shares owned directly by the Unitrust as described in footnote (3) above; 72,428 shares held by the William M. Beard Irrevocable Trust "A," 90,348 shares held by the William M. Beard Irrevocable Trust "B," and 125,322 shares held by the William M. Beard Irrevocable Trust "C" (collectively, the "Beard Irrevocable Trusts") of which Messrs. Beard and Herb Mee, Jr. are trustees and share voting and investment power; 10,106 shares each held by the John Mason Beard II Trust and by the Joseph G. Beard Trust as to which Mr. Beard is the trustee and has sole voting and investment power; 3,834 shares held by the Rebecca Banner Beard Lilly Living Trust as to which Mr. Beard is a co-trustee and shares voting and investment power with his daughter; 79,372 shares held by (the 401(k) Trust for the account of Mr. Beard as to which he has sole voting and investment power; and 19,998 shares held by B & M Limited, a general partnership ("B&M"), of which Mr. Beard is a general partner and shares voting and investment power with Mr. Mee. Also includes 10,000 shares subject to presently exercisable warrants held by B&M, 153,531 shares reserved in Mr. Beard's account in the Company's 2005 Deferred Stock Compensation Plan (the "2005 DSC Plan") which will be distributed upon his death, disability, retirement or termination or upon Plan termination, and 42,370 shares reserved in Mr. Beard's account in the Company's 2003-2 Deferred Stock Compensation Plan (the "2003-2 DSC Plan") which are distributable to him this year. Excludes 296,587 shares held in the plan which will be distributed in annual installments of approximately 42,370 shares per year from 2008 through 2014 pursuant to his binding election under the Plan, and 2,518 shares owned by his wife as to which Mr. Beard disclaims beneficial ownership.

(8) Includes 828,958 shares owned by the Unitrust, of which Mr. and Mrs. Beard serve as co-trustees and share voting and investment power. Also includes 2,518 shares owned directly by Mrs. Beard as to which she has sole voting and investment power.

(9) Includes 173,110 shares owned directly by Mr. Mee as to which he has sole voting and investment power; 90,870 shares held by Mr. Mee and Marlene W. Mee, his wife, as joint tenants as to which he shares voting and investment power with Mrs. Mee, 9,200 shares held by Mee Investments, Inc., as to which Mr. Mee has sole voting and investment power; 19,998 shares and 10,000 shares subject to presently exercisable warrants held by B & M as to all of which Mr. Mee shares voting and investment power with Mr. Beard but as to which Mr. Mee has no present economic interest; and 216,894 shares held by the 401(k) Trust for the account of Mr. Mee as to which he has sole voting and investment power. Also includes 23,764 shares reserved in Mr. Mee's account in the 2003-2 DSC Plan which are distributable to him this year. Also includes 288,098 shares held by the Beard Irrevocable Trusts as to which Mr. Mee is a co-trustee and shares voting and investment power with Mr. Beard but as to which Mr. Mee has no pecuniary interest and disclaims beneficial ownership. Excludes 118,822 shares reserved in Mr. Mee's account in the 2003-2 DSC Plan which will be distributed in annual installments of approximately 23,764 shares per year from 2008 through 2012 pursuant to his binding election under the Plan, and 66 shares owned by Mrs. Mee, as to which Mr. Mee disclaims beneficial ownership.

(10) Includes 323,068 shares; $60,000 of 2010 Notes presently convertible into 60,000 common shares, $160,362 of 2009 Notes presently convertible into 90,000 common shares, and $94,667 of 2008 Notes presently convertible into 94,667 common shares, all of which are held by the ARH Trust as to which Mr. Hallock has sole voting and investment power; 3,750 shares held by an IRA for the benefit of Mr. Hallock as to which he has sole voting and investment power; and 13,146 shares reserved in Mr. Hallock's account in the 2005 DSC Plan which will be distributed upon his death, disability, retirement or termination or upon Plan termination.

(11) Includes 154,132 shares, $90,000 of 2010 Notes presently convertible into 90,000 common shares, and $15,000 of 2008 Notes presently convertible into 15,000 common shares held by the FCP Trust as to which Mr. Price has shared voting and investment power; 4,898 shares held by an IRA for the benefit of Mr. Price as to which he has sole voting and investment power; and 13,146 shares reserved in Mr. Price's account in the 2005 DSC Plan which will be distributed upon his death, disability, retirement or termination or upon Plan termination.

(12) Includes 105,353 shares held directly by Mr. Martin as to which he has sole voting and investment power, and 12,343 shares reserved in Mr. Martin's account in the 2005 DSC Plan which will be distributed upon his death, disability, retirement or termination or upon Plan termination.

(13) Includes 1,942,583 shares as to which directors and executive officers have sole voting and investment power and 1,385,890 shares as to which they share voting and investment power with others. Shares reflect the applicable ownership of Column (A) shares. Percentage represents the percent of Column (A) Shares.

(14) Includes 2,445,550 shares as to which directors and executive officers have sole voting and investment power and 1,750,890 shares as to which they share voting and investment power with others. Shares reflect the applicable ownership of Column (C) shares. Percentage represents the percent of Column (C) Shares.

(15) Percentage represents the percent of Column (A) Shares.

## APPROVAL OF ADOPTION OF AMENDMENT NO. TWO TO THE BEARD COMPANY 2005 DEFERRED STOCK COMPENSATION PLAN (Proposal No. 2)

Upon the recommendation of management, our Board took action on November 17, 2005 to adopt The Beard Company 2005 Deferred Stock Compensation Plan (the "2005 DSC Plan") and to authorize the issuance of a maximum of 100,000 Shares of our common stock that may be distributed in settlement of Stock Unit Accounts under such Plan. On April 26, 2006, our Board amended the Plan to authorize the issuance of 200,000 Shares of common stock. The 2005 DSC Plan, as amended, was approved by shareholders at our 2006 Annual Meeting of Shareholders and become effective November 17, 2005.

As of April 25, 2007, a total of 192,166 Stock Units had been credited to the Participants' Stock Unit Accounts in the 2005 DSC Plan, as amended, virtually exhausting the 200,000 shares that had been authorized for issuance under the Plan. On April 26, 2007, upon recommendation of the Compensation Committee, our Board amended the Plan to authorize the issuance of 400,000 Shares of common stock. The 2005 DSC Plan, as amended, provides that it will become effective November 17, 2005, subject to approval of our shareholders by the affirmative vote of a majority of shares of the Company present, or represented, and entitled to vote on the subject matter, at our 2007 Annual Meeting of Shareholders at which a quorum is present or by a written consent of the holders of a majority of our then outstanding shares.

The 2005 DSC Plan is intended to advance the interests of the Company and its stockholders by providing a means to attract and retain highly-qualified persons to serve as officers and Directors and to promote ownership by officers and directors of a greater proprietary interest in the Company, thereby aligning such interests more closely with the interests of our stockholders. In addition, due to our recent and present need to conserve cash, it has been a valuable tool in reducing our cash outflow.

A copy of the 2005 DSC Plan, as amended, is attached to this Proxy Statement as Exhibit A and the description contained herein is qualified in its entirety by reference to the complete text thereof. Capitalized terms used below not otherwise defined herein shall have the meaning ascribed to them in the 2005 DSC Plan.

As of April 27, 2007, the compensation and fees which had been credited to the individual participants' Stock Unit Accounts in the 2005 DSC Plan and which will ultimately be converted into our common stock, totaled $216,150.

The 2005 DSC Plan, as amended, enables our officers and directors to defer compensation and fees in cash and to elect payments of such compensation and fees in our common stock. All officers and directors are automatically entitled to participate in the 2005 DSC Plan. There are currently eight individuals eligible for the 2005 DSC Plan, including the five current executive officers (two of whom are also directors – the "Executive Group"), and the three current outside directors (the "Non-Executive Director Group"). Non-Executive Directors may elect to defer a minimum of 25% of their compensation and fees or a greater amount in 25% increments and officers may elect to defer a minimum of 10% of compensation and fees or a greater amount in 5% increments. All compensation and/or fees deferred under the 2005 DSC Plan will be credited to the individual participant's Stock Unit Account and will then be converted into our common stock by dividing the amount of compensation and fees deferred by the fair market value of one share of common stock as of the date the compensation or fees would have otherwise been paid. Once a person ceases to be an officer or director, their participation in the 2005 DSC Plan automatically terminates. The 2005 DSC Plan, as amended, complies with the requirements of Rule 16b-3 of the Exchange Act. Following stockholder approval, a maximum of 400,000 Shares of our common stock may be issued under the 2005 DSC Plan.

## NEW PLAN BENEFITS

It is not possible to determine the benefits or amounts that may accrue to (i) the Executive Group, which consists of W. M. Beard, Chairman and CEO, and Herb Mee, Jr., President and CFO, or (ii) the Non-Executive Director Group, consisting of Allan R. Hallock, Harlon E. Martin, Jr. and Ford C. Price, our three outside directors. No Non-Executive Officers have participated in the Company's previous DSC Plans, and none are currently participating in the 2005 DSC Plan.

The Shares received by the participant in lieu of compensation and fees will be maintained in each participant's Stock Unit Account until (i) the participant ceases to be an officer or director, for any reason, or (ii) termination of the 2005 DSC Plan upon the earlier of the following events: (a) no shares remain available under the 2005 DSC Plan, (b) November 17, 2015, or (c) action of the Board terminating the 2005 DSC Plan. Upon any of these events, the shares of common stock in each participant's Stock Unit Account will be distributed pursuant to their election instructions. The participants will not have stockholder rights with respect to these shares until such distributions.

The 2005 DSC Plan may be amended or terminated without stockholder vote or consent of the participants, unless required by Federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares are listed or quoted. If a vote is required it will be taken at the next stockholders' meeting after such amendment or modification.

The 2005 DSC Plan is administered by the Compensation Committee (the "Committee"), which is composed of not less than two members of the Board. No participant shall make any determination relating solely or primarily to his or her own shares or Stock Unit Account. The Committee makes all determinations necessary to administer the 2005 DSC Plan, but each participant solely has the right and authority to make an election to defer compensation and fees pursuant to the 2005 DSC Plan.

Approval of the adoption of the 2005 DSC Plan requires the affirmative vote of a majority of our outstanding common and preferred stock present in person or represented at the meeting and entitled to vote.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE ADOPTION OF THE BEARD COMPANY 2005 DEFERRED STOCK COMPENSATION PLAN, AS AMENDED.**

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

*Charitable Unitrust.* William M. Beard and Lu Beard, as trustees of the William M. Beard and Lu Beard 1988 Charitable Unitrust (the "Unitrust") have provided loans in varying amounts up to a maximum of $3,349,000 at an interest rate of 10% since April of 2000 subject to the terms of a promissory note and a letter loan agreement that have been amended and restated from time to time. In June of 2004 the loan was paid down to $2,785,000 and the term was extended to April 1, 2006. In February of 2005 the loan (the "Term Loan") was paid down to $2,782,900. The Term Loan has since been extended twice, most recently to April 1, 2008. The note is secured by the McElmo Dome Collateral (see below).

In May 2004 the Unitrust also purchased $500,000 of 10% Participating Notes due November 30, 2006, in connection with a $1,200,000 private placement of our notes (the "Participating Notes"). Purchasers of the notes also received their proportionate share of a $568,000 production payment (the "Production Payment") due November 30, 2006. The notes bore interest at an annual rate equal to the Wall Street Journal Prime Rate plus 4%, with a floor of 10%. We paid interest only until November 30, 2004, and then began amortizing the notes with equal payments of principal and interest over the ensuing eight quarters. The Unitrust borrowed the funds for this purchase from Boatright which, prior to the transaction, was an unrelated third party. As a result of warrants acquired in connection with the transaction, Boatright became the beneficial owner of more than five percent of our common stock, and thus became a related person. As a further condition of the loan from Boatright, a Deed of Trust, Assignment of Production, Security Agreement and Financing Statement was recorded against our working and overriding royalty interests in the McElmo Dome Field in Colorado (the "McElmo Dome Collateral") pursuant to which Boatright was granted a security interest *pari passu* with the Unitrust. The assets serving as collateral for these debt instruments had a recorded value on our books of $384,000 as of December 31, 2006.

In June of 2005 we commenced a private placement of up to $2,004,102 of 12% convertible subordinated notes due August 31, 2009 (the "2009 Notes"). As part of the offering, holders of the remaining $804,102 of Participating Notes were given the right to exchange such notes for the 2009 Notes. In connection with the offering we assumed the obligation to pay the note owed by the Unitrust to Boatright which had a current principal balance of $388,818 in exchange for the Unitrust's release of our $384,102 obligation under our Participating Note that it held, plus $4,716 in cash. Boatright then purchased $390,000 of the 2009 Notes as a renewal and extension of the

$388,818 owed to it that we assumed from the Unitrust, plus $1,182 in cash. Boatright retained its lien in the McElmo Dome Collateral to secure our obligations with respect to $388,818 of the Notes. A 2% commission was paid on this transaction to the Placement Agent.

In October of 2006 we commenced a private placement of up to $700,000 of Series A 12% convertible subordinated notes due August 30, 2008 (the "Series A Notes") and $568,000 of Series B 12% convertible subordinated notes due August 31, 2009 (the "Series B Notes"). As part of the offering, holders of the $568,000 of Production Payments were given the right to exchange their Production Payments for the Series B Notes, and all of the holders elected to exchange. The Unitrust received $236,667 of Series B Notes in exchange for its share of the Production Payments, and also purchased $13,333 of the Series A Notes. The Series A and Series B Notes are unsecured, and have a conversion price of $1.00 per share. We will pay interest only on a semi-annual basis until their respective maturity dates, at which time we will make a balloon payment of the outstanding principal balance plus accrued and unpaid interest. We can force conversion of the notes after March 31, 2008 if the weighted average closing sales price of our common stock has been more than two times the conversion price for more than 40 consecutive trading days.

The largest aggregate amount of principal outstanding to the Unitrust during fiscal year 2006 was $3,032,900, including the $2,782,900 principal balance of the Term Loan and the $250,000 owed on the Series A and Series B Notes. Interest in the total amount of $310,000 was accrued to the Unitrust in 2006, of which $48,000 was actually paid. The accrual included interest in connection with the Term Loan, the Participating Notes and the Series A and Series B Notes, plus original issue discount attributed to calendar year 2006 in connection with the purchase of the Participating Notes.

*Boatright Family, L.L.C.* In connection with the private placement described above, Boatright became the owner of $390,000 of our 2009 Notes. In addition, in May of 2006 we borrowed an additional $200,000 from Boatright in exchange for a one year promissory note bearing interest at 12%. The note is secured by the McElmo Dome Collateral described above. As an additional consideration for the transaction, 10,000 shares of unregistered common stock were also issued to Boatright.

The largest aggregate amount of principal outstanding to Boatright during fiscal year 2006 was $590,000, including the $390,000 principal balance of the 2009 Note and the $200,000 owed on the one year note. We accrued a total of $69,000 of interest to Boatright during 2006, $59,000 of which was paid in such year. The accrued amount includes the value of the stock given to Boatright which was treated as $6,300 of additional interest.

*Allan R. Hallock Trust.* In December of 2004 we commenced a private placement of $2,100,000 of 12% convertible subordinated notes due February 15, 2010 (the "2010 Notes"). The Allan R. Hallock Trust (the "ARH Trust"), of which our director, Allan R. Hallock, is the Trustee and a beneficiary, purchased $60,000 of such notes in December of 2004. We paid interest only on a semi-annual basis beginning August 15, 2005, and will continue such payments until the maturity date, at which time we will make a balloon payment of the outstanding principal balance plus accrued and unpaid interest. The notes were originally secured by a security interest in certain of Beard Technologies, Inc.'s production equipment which was subsequently released following the financing of our Pinnacle Project in West Virginia. The notes have a conversion price of $1.00 per share. We can force conversion of the notes after February 15, 2007 if the weighted average sales price of our common stock has been more than two times the conversion price for more than 60 consecutive trading days.

In connection with the private placement of 2009 Notes described above, the ARH Trust purchased $100,000 of such notes in July of 2005 and an additional $60,362 of notes in February of 2006. We paid interest only on a semi-annual basis beginning February 28, 2006, and will continue such payments until the August 31, 2009 maturity date, at which time we will make a balloon payment of the outstanding principal balance plus accrued and unpaid interest. The notes are unsecured. The offering provided that all notes issued before November 30, 2005 would have a conversion price of $2.25 per share. The conversion price for notes issued after such date was determined by the weighted average closing price of our common stock during the 90-day period preceding the date each subscription was received. Accordingly, the notes purchased by the Trust in 2005 are convertible into our common stock at an initial conversion price of $2.25 per share; the notes purchased in 2006 are convertible at $1.325 per share. We can force conversion of the notes after February 15, 2007 if the weighted average price of our common stock has been more than two times the conversion price for more than 60 consecutive days.

In connection with the private placement of Participating Notes described above, the ARH Trust purchased $200,000 of such notes in May of 2004 and also received a $94,667 Production Payment. The $200,000 note had been paid down to $102,730 at year-end 2005, and the remaining principal balance thereof was retired in November of 2006. In connection with the private placement of Series B Notes described above, the ARH Trust exchanged its $94,667 Production Payment for an equivalent amount of such notes in October of 2006.

The largest aggregate amount of principal outstanding to the ARH Trust during fiscal year 2006 was $417,759, including the $102,730 beginning principal balance of the Participating Note, the $60,000 owed on the 2010 Note, the $160,362 of 2009 Notes and the $94,667 Production Payment. Interest in the total amount of $75,000 was accrued to the ARH Trust in 2006, of which $74,000 was actually paid. The accrual included interest in connection with such items plus $40,736 of original issue discount attributed to calendar year 2006 in connection with the purchase of the Participating Notes.

*7HBF, Ltd.* In connection with the private placement of 2010 Notes described above, 7HBF in January of 2005 purchased $1,755,000 of our 2010 Notes. As a result of the transaction, 7HBF became the beneficial owner of more than five percent of our common stock, and thus became a related person. In February of 2005 our 50%-owned subsidiary that owns Xianghe BH Fertilizer Co., Ltd., the owner and operator of our China Segment's fertilizer plant, borrowed $850,000 from 7HBF. The borrowings, which are unsecured, bear interest at 3.83%, which was the Applicable Federal Mid Term rate on the date of the note. Interest was payable annually commencing on February 14, 2006, and will be paid until the maturity of the note on February 14, 2010. In addition, between December of 2005 and December of 2006 7HBF loaned an additional $422,088 at 6% interest to BEE/7HBF to provide necessary working capital for the fertilizer plant.

The largest aggregate amount of principal outstanding to 7HBF during fiscal year 2006 was $3,027,088. Interest in the total amount of $210,600 was accrued and paid to 7HBF in 2006 on its 2010 Note. Interest in the amount of $32,555 was accrued in 2006 on the $850,000 note, $2,768 of which was paid in February of 2006. The February interest payment included another $25,142 which was accrued in 2005. $12,451 of interest was accrued in 2006 on the $422,088 of borrowings, none of which were paid.

*PinnOak Resources, LLC.* Beginning in October of 2005 and extending through year-end 2006 our subsidiary, Beard Pinnacle, LLC borrowed a total of $11,200,000 from PinnOak Resources, LLC ("PinnOak"). PinnOak is the owner of the slurry pond where the Coal Segment's Pinnacle Project in West Virginia is located. The note, which bears interest at Wall Street Journal Prime plus 2%, is subject to numerous agreements among PinnOak and its affiliates, BPLLC and another of our subsidiaries, Beard Technologies, Inc. ("BTI"), which has guaranteed the borrowings. Such agreements provided, among other things, that if BPLLC had not obtained a USDA-guaranty of a $9,000,000 loan which BPLLC had negotiated for the project by May 1, 2006 that PinnOak affiliates, who had acquired 50% of BPLLC and thus became related parties effective September 30, 2006, could increase their ownership in BPLLC to 75%. The affiliates elected to do so effective October 1, 2006, and BPLLC ceased to be our consolidated subsidiary as of such date. As a result of the deconsolidation of BPLLC, the debt is no longer on our balance sheet. Because of cost over-runs of more than $3,000,000 and problems encountered during the ramp-up of the Pinnacle plant we have agreed in principle to terminate most of the existing agreements governing the project and give up our remaining 25% interest therein while remaining as the contract operator of the project. Some of the details of this agreement are still being negotiated, but we anticipate that a final agreement will be come effective in May of 2007. In such event BTI will be relieved of its guaranty of all loans which was secured by its remaining 25% interest in BPLLC.

The largest aggregate amount of principal outstanding to PinnOak during fiscal year 2006 was $11,210,000. No interest was paid on the loan in 2006. Our investment in BPLLC is now reflected as equity in an unconsolidated affiliate.

## RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS (Proposal No. 3)

On April 26, 2007, the Audit Committee appointed Cole & Reed, P.C. as independent accountants to audit and report on our consolidated financial statements for 2007. Cole & Reed, P.C. has audited and reported on our consolidated financial statements since 2000. Although not formally required, stockholders' ratification of such appointment is requested. To the knowledge of management and the Audit Committee, such accountants do not have any direct, or material indirect, financial interest in us and our subsidiaries, nor have they had any connection during the past three (3) years with us or any of our subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of Cole & Reed, P.C. are expected to be present at the meeting. They will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

**THE AUDIT COMMITTEE RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF COLE & REED, P.C.**

In the event the appointment of Cole & Reed, P.C. should not be ratified by the stockholders, the Audit Committee will make another appointment, to be effective at the earliest feasible time.

## VOTE REQUIRED

The holders of shares entitled to cast a majority of the votes, present in person or by proxy, constitute a quorum for the transaction of business at the meeting. The affirmative vote of holders of our stock entitled to cast a majority of the votes represented at the annual meeting will be required for the approval of the appointment of Cole & Reed, P.C., as our independent auditors for 2007. The election of directors shall be by a plurality of the vote of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The office of our Secretary appoints an inspector of election to tabulate all votes and to certify the results of all matters voted upon at the annual meeting. Neither the corporate law of the State of Oklahoma, the state in which we are incorporated, nor our Certificate of Incorporation or By-Laws have any specific provisions regarding the treatment of abstentions and broker non-votes. It is our policy to count abstentions or broker non-votes for purposes of determining the presence of a quorum at the meeting; to treat abstentions as votes not cast but treat them as shares represented at the meeting for determining results on actions requiring the affirmative vote of a majority of the votes represented at the meeting; and to consider neither abstentions nor broker non-votes in determining the plurality required for election of Directors.

## STOCKHOLDER PROPOSALS

The Board of Directors anticipates that next year's annual meeting will be held during the first week of June 2008. Any proposals of stockholders intended to be presented at the 2008 Annual Meeting of Stockholders must be received by us not later than February 5, 2008, in order for the proposals to be included in the proxy statement and proxy card relating to such meeting. For any other proposal that a stockholder wishes to have considered at the 2008 annual meeting, we must receive written notice of such proposal not later than February 5, 2008. Proposals that are not received by this date will be considered untimely. In addition, proposals must comply with our bylaws and the rules and regulations of the Securities and Exchange Commission. It is suggested that proponents submit their proposals by certified mail, return receipt requested. No stockholder proposals were received for inclusion in this Proxy Statement.

**THE BEARD COMPANY**
By Order of the Board of Directors



Hue Green
*Secretary*

Oklahoma City, Oklahoma
June 5, 2007

Exhibit A

# AMENDMENT NO. TWO

# TO

# THE BEARD COMPANY

# 2005 DEFERRED STOCK COMPENSATION PLAN

Adopted: November 17, 2005

Amended: April 26, 2007

(O::Amnd#Two2005DefStkCompPlan)

**AMENDMENT NO. TWO**
**TO**
**THE BEARD COMPANY**
**2005 DEFERRED STOCK COMPENSATION PLAN**





32

# AMENDMENT NO. TWO
# TO
# THE BEARD COMPANY
# 2005 DEFERRED STOCK COMPENSATION PLAN

## ARTICLE I

## PURPOSE AND EFFECTIVE DATE

1.1 Purpose. The Beard Company 2005 Deferred Stock Compensation Plan (the "Plan") is intended to advance the interests of the Company and its shareholders by providing a means to attract and retain highly-qualified persons to serve as Officers and Directors and to promote ownership by Officers and Directors of a greater proprietary interest in the Company, thereby aligning such interests more closely with the interests of shareholders of the Company.

1.2 Effective Date. This Plan, as amended, shall become effective November 17, 2005 subject to approval of the shareholders of the Company by the affirmative vote of a majority of shares of the Company present, or represented, and entitled to vote on the subject matter, at the 2007 Annual Meeting of Shareholders of the Company at which a quorum is present or by a written consent of the holders of a majority of the Company's then outstanding shares.

## ARTICLE II

## DEFINITIONS

The following terms shall be defined as set forth below:

2.1 "Board" means the Board of Directors of the Company.

2.2 "Compensation" means all or part of the cash remuneration payable to an Officer in his or her capacity as an Officer.

2.3 "Committee" means the Compensation Committee of the Board.

2.4 "Company" means The Beard Company, an Oklahoma corporation, or any successor thereto.

2.5 "Deferral Date" means the date Fees or Compensation would otherwise have been paid to the Participant.

2.6 "Director" means any individual who is a member of the Board.

2.7 "Exchange Act" means the Securities Exchange Act of 1934, as amended. References to any provision of the Exchange Act include rules thereunder and successor provisions and rules thereto.

2.8 "Fair Market Value" means the "Market Price" as defined in the Certificate of Designations for the Company's outstanding Series A Convertible Preferred Stock (the

"Certificate"); provided, however, that in the event that Fair Market Value is less than the "Conversion Price" as defined in the Certificate, then the Fair Market Value shall be the average of (i) the last sale of such security on any day there are sales of such securities on the OTC Bulletin Board®, or (ii) if there have been no sales on the OTC Bulletin Board® on any day, the best asked price at the end of such day, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day.

2.9 "Fees" means all or part of any retainer and/or fees payable to a Director in his or her capacity as a Director.

2.10 "Officer" means any person so designated by the Board.

2.11 "Participant" means a Director or Officer who defers Fees or Compensation under Article VI of this Plan.

2.12 "Reconciliation Events" means certain events which cause the amount of Fees or Compensation actually paid during a period to differ from the amount of Fees credited pursuant to Section 6.4, including, but not limited to, the following: an increase or decrease in Fees paid, additional meetings held, missed attendance at certain meetings, newly elected directors and Terminations of Service.

2.13 "Secretary" means the Corporate Secretary or any Assistant Corporate Secretary of The Beard Company.

2.14 "Shares" means shares of the common stock of The Beard Company, par value $.000665 per share, or of any successor corporation or other legal entity adopting this Plan.

2.15 "Stock Units" means the credits to a Participant's Stock Unit Account under Article VI of this Plan, each of which represents the right to receive one Share upon settlement of the Stock Unit Account.

2.16 "Stock Unit Account" means the bookkeeping account established by the Company pursuant to Section 6.4.

2.17 "Termination Date" means the date the Plan terminates pursuant to Section 12.8.

2.18 "Termination of Service" means termination of service as a Director or Officer in any of the following circumstances:

(a) Where the Participant voluntarily resigns or retires;

(b) Where a Director is not re-elected (or elected in the case of an appointed Director) to the Board by the shareholders, or an Officer's employment is terminated by the Company or the Board; or

(c) Where the Participant dies.

## ARTICLE III

## SHARES AVAILABLE UNDER THE PLAN

Subject to adjustment as provided in Article X, the maximum number of Shares that may be distributed in settlement of Stock Unit Accounts under this Plan shall not exceed 400,000. Such Shares may include authorized but unissued Shares or treasury Shares.

## ARTICLE IV

## ADMINISTRATION

4.1 This Plan shall be administered by the Board's Compensation Committee, or such other committee or individual as may be designated by the Board. Notwithstanding the foregoing, no Director who is a Participant under this Plan shall participate in any determination relating solely or primarily to his or her own Shares, Stock Units or Stock Unit Account.

4.2 It shall be the duty of the Committee to administer this Plan in accordance with its provisions and to make such recommendations of amendments or otherwise as it deems necessary or appropriate.

4.3 The Committee shall have the authority to make all determinations it deems necessary or advisable for administering this Plan, subject to the limitations in Section 4.1 and other explicit provisions of this Plan.

## ARTICLE V

## ELIGIBILITY

Each Director and Officer of the Company shall be eligible to defer Fees and Compensation under Article VI of this Plan.

## ARTICLE VI

## DEFERRAL ELECTIONS IN LIEU OF CASH PAYMENTS

6.1 General Rule. Each Director or Officer may, in lieu of receipt of Fees or Compensation, defer such Fees or Compensation in accordance with this Article VI.

6.2 Timing of Election. Each eligible Director or Officer who wishes to defer Fees or Compensation under this Plan must make an irrevocable written election prior to January 1 of the calendar year in which the Fees or Compensation would otherwise be paid; provided, however, that a newly-elected or appointed Director or Officer ("New Participant Elections"), will be allowed to make an election within 30 days of becoming eligible to defer Fees or Compensation earned after such date. An election by a Director or an Officer previously in effect shall be deemed to be continuing and therefore applicable to Fees or Compensation to be paid unless the Director or Officer revokes or changes such election by filing a new election prior to January 1 of the next year in which Fees or Compensation will be paid.

6.3 Form of Election. An election shall be made in a manner satisfactory to the Secretary. Generally, an election shall be made by completing and filing the specified election form with the Secretary of the Company within the period described in Section 6.2. At minimum, the form shall require the Director or Officer to specify the following:

(a) a percentage (for Directors in 25% increments, and for Officers not less than 10% and in 5% increments thereafter), not to exceed an aggregate of 100% of the Fees or Compensation to be deferred under this Plan; and

(b) the manner of settlement in accordance with Section 7.2.

6.4 Establishment of Stock Unit Account. The Company will establish a Stock Unit Account for each Participant. All Fees or Compensation deferred pursuant to this Article VI shall be credited to the Participant's Stock Unit Account as of the Deferral Date and converted to Stock Units as follows: The number of Stock Units shall equal the deferred Fees or Compensation divided by the Fair Market Value of a Share on the Deferral Date, with fractional units calculated to three (3) decimal places.

6.5 Credit of Dividend Equivalents. As of each dividend payment date with respect to Shares, each Participant shall have credited to his or her Stock Unit Account an additional number of Stock Units equal to: the per-share cash dividend payable with respect to a Share on such dividend payment date multiplied by the number of Stock Units held in the Stock Unit Account as of the close of business on the record date for such dividend divided by the Fair Market Value of a Share on such dividend payment date. If dividends are paid on Shares in a form other than cash, then such dividends shall be notionally converted to cash, if their value is readily determinable, and credited in a manner consistent with the foregoing and, if their value is not readily determinable, shall be credited "in kind" to the Participant's Stock Unit Account.

6.6 Reconciliations. The Company shall record all Reconciliation Events and, as soon as reasonably practicable after the end of each calendar quarter or after a Termination of Service, make appropriate adjustments to each Participant's Stock Unit Account to reflect such Reconciliation Events; provided, however, the Fair Market Value used to determine such adjustments shall be the same Fair Market Value used to determine the number of Stock Units credited to such Participant's Stock Unit Account.

## ARTICLE VII

## SETTLEMENT OF STOCK UNITS

7.1 Settlement of Account. The Company will settle a Participant's Stock Unit Account in the manner described in Section 7.2 as soon as administratively feasible following the earlier of (i) notification of such Participant's Termination of Service or (ii) the Termination Date. Notwithstanding the foregoing, no distribution shall be made earlier than six months after the date of Termination of Service with respect to a Participant who is a "key employee" (as defined in I.R.C. Section 416(i)) if the Company's stock is traded on an established securities market at the time of Termination of Service.

7.2 Payment Options. An election filed under Article VI shall specify whether the Participant's Stock Unit Account is to be settled by delivering to the Participant (or his or her beneficiary) the number of Shares equal to the number of whole Stock Units then credited to the Participant's Stock Unit Accounts, in (a) a lump sum, or (b) substantially equal annual installments over a period not to exceed ten (10) years. If, upon lump sum distribution or final distribution of an installment, less than one whole Stock Unit is credited to a Participant's Stock Unit Account, cash will be paid in lieu of fractional shares on the date of such distribution.

7.3 Continuation of Dividend Equivalents. If payment of Stock Units is deferred and paid in installments, the Participant's Stock Unit Account shall continue to be credited with dividend equivalents as provided in Section 6.5.

7.4 In Kind Dividends. If any "in kind" dividends were credited to the Participant's Stock Unit Account under Section 6.5, such dividends shall be payable to the Participant in full on the date of the first distribution of Shares under Section 7.2.

## ARTICLE VIII

## UNFUNDED STATUS

The interest of each Participant in any Fees or Compensation deferred under this Plan (and any Stock Units or Stock Unit Account relating thereto) shall be that of a general creditor of the Company. Stock Unit Accounts, and Stock Units (and, if any, "in kind" dividends) credited thereto, shall at all times be maintained by the Company as bookkeeping entries evidencing unfunded and unsecured general obligations of the Company.

## ARTICLE IX

## DESIGNATION OF BENEFICIARY

Each Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive the Shares described in Section 7.2 in the event of such Participant's death. The Company may rely upon the beneficiary designation last filed with the Committee, provided that such form was executed by the Participant or his or her legal representative and filed with the Committee prior to the Participant's death.

## ARTICLE X

## ADJUSTMENT PROVISIONS

In the event any recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange of shares or other securities of the Company, stock split or reverse split, or similar corporate transaction or event affects Shares such that an adjustment is determined by the Board or Committee to be appropriate to prevent dilution or enlargement of Participants' rights under this Plan, then the Board or Committee will, in a manner that is proportionate to the change to the Shares and is otherwise equitable, adjust the number or kind of Shares to be delivered upon settlement of Stock Unit Accounts under Article VII.

## ARTICLE XI

## COMPLIANCE WITH RULE 16b-3

Subject to Section 6.2, it is the intent of the Company that this Plan comply in all respects with applicable provisions of Rule 16b-3 under the Exchange Act in connection with the deferral of Fees and Compensation.

## ARTICLE XII

## GENERAL PROVISIONS

12.1 No Right to Continue as an Officer or Director. Nothing contained in this Plan will confer upon any Participant any right to continue to serve as an Officer or Director.

12.2 No Shareholder Rights Conferred. Nothing contained in this Plan will confer upon any Participant any rights of a shareholder of the Company unless and until Shares are in fact issued or transferred to such Participant in accordance with Article VII.

12.3 Change to the Plan. The Board may amend, alter, suspend, discontinue, extend, or terminate the Plan without the consent of shareholders or Participants, except that any such action will be subject to the approval of the Company's shareholders at the next annual meeting of shareholders having a record date after the date such action was taken if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or if the Board determines in its discretion to seek such shareholder approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant with respect to any Stock Units credited to his or her Stock Unit Account.

12.4 Consideration; Agreements. The consideration for Shares issued or delivered in lieu of payment of Fees or Compensation will be the service of the Officer or Director during the period to which the Fees or Compensation paid in the form of Shares related.

12.5 Compliance with Laws and Obligations. The Company will not be obligated to issue or deliver Shares in connection with this Plan in a transaction subject to the registration requirements of the Securities Act of 1933, as amended, or any other federal or state securities law, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system or any other laws, regulations, or contractual obligations of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing Shares delivered under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

12.6 Limitations on Transferability. Stock Units and any other right under the Plan that may constitute a "derivative security" as generally defined in Rule 16a-1(c) under the Exchange Act will not be transferable by a Participant except by will or the laws of descent and distribution (or to a designated beneficiary in the event of a Participant's death); provided, however, that such rights may be transferred to one or more trusts or other beneficiaries during the lifetime of the Participant in connection with the Participant's estate planning, but only if and to the extent then permitted under Rule 16b-3 and consistent with the registration of the offer and sale of Shares on Form S-8 or a successor registration form of the Securities and Exchange Commission. Stock Units and other rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to the claims of creditors.

12.7 Governing Law. The validity, construction, and effect of the Plan and any agreement hereunder will be determined in accordance with the laws of the State of Oklahoma, without giving effect to principles of conflicts of laws, and applicable federal law.

12.8 Plan Termination. Unless earlier terminated by action of the Board or Executive Committee of the Board, the Plan will remain in effect until the earlier of (i) such time as no Shares remain available for delivery under the Plan and the Company has no further rights or obligations under the Plan or (ii) November 17, 2015. If the Plan terminates due to the lack of Shares, the Plan will terminate effective November 17 of the year in which this event occurs.

**The Beard Company**
**Enterprise Plaza, Suite 320**
**5600 North May Avenue**
**Oklahoma City, OK 73112**

END